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                                                                      EXHIBIT 8

The following is excerpted from pages 10-13 of Company's Definitive Proxy Statement for fiscal year 1995, which was mailed to shareholders of Company on or about July 7, 1995.

         EXECUTIVE COMPENSATION DISCLOSURES

         Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that may incorporate future filings (including this proxy statement, in whole or in part), the following Report of the Compensation Committee on Executive Compensation and the Performance Graph below shall not be incorporated by reference in any such filings.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

         COMPENSATION POLICY

         The Compensation Committee of the Board of Directors (the "Committee") is comprised of five outside directors who are not employees of the Corporation. As part of its duties, the Committee administers the Corporation's executive compensation programs and approves all salary and incentive compensation of the corporate officers. The Committee also administers employee benefits such as stock option plans, employee stock purchase plans, and employee savings (401(k)) plans. The Committee annually evaluates the compensation paid to its executive officers in light of the Corporation's performance, including base salary, payments made under the Management Annual Incentive Plan, and options granted under the 1992 Long-Term Incentive Plan.

         In accordance with the Compensation Policy adopted by the Committee, the goals of the Corporation's compensation programs, applicable to all employees, are to:

         1. Attract and retain highly competent employees; and pay them market value for their positions.

         2. Motivate each employee to achieve and maintain a maximum performance level and to reward the employee accordingly. Ensure that our employees in similar positions of scope and responsibility receive similar base pay given comparable levels of experience, responsibility and performance.

         3. Ensure that salary decisions are based on performance. Allow for special increases for employees whose learning curve and contribution enhances their market value faster than their peers for their performance, placing them outside of expected norms (merit).

         The Committee believes that base salary and the Management Annual Incentive Plan are important elements of the Corporation's cash compensation program. The Committee further
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believes that the focus of the Corporation's compensation strategy must be on producing long-term results which, in turn, will create a competitive advantage for the Corporation. The long-term compensation strategy, which includes the 1992 Long-Term Incentive Plan described below, serves to promote value growth and to align the interests of the Chief Executive Officer ("CEO") and the other executive officers with those of the shareholders.

         The Corporation's overall compensation philosophy helps to ensure the proper balance of short-term and long-term results. As performance goals are met or exceeded, total shareholder value is increased and the Corporation's executives are rewarded accordingly.

         The 1993 Omnibus Budget Reconciliation Act provides for a denial of a tax deduction to the Corporation for compensation paid to any officer listed in the Summary Compensation Table in excess of $1 million in any one year. There are exceptions to this provision for certain types of performance-based plans. The Committee expects to be able to structure and administer the Corporation's compensation plans so as to avoid the loss of deductions.

         BASE SALARY

         Executive base salaries are structured to compensate executives in proportion to the value of their services and, within the means of the Corporation, to compare favorably with competitive employers. Base salaries are reviewed annually by the Committee based on each individual's performance and the external market. The Committee uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges, and to set target base salary and management incentive levels. The amount of the base salary is determined by the grade level assigned to the executive and then adjusted up or down by various factors including job responsibilities and the individual's experience and managerial performance.

         THE MANAGEMENT ANNUAL INCENTIVE PLAN

         The Management Annual Incentive Plan (the "Incentive Plan") provides an opportunity for key management personnel to earn an annual cash incentive for their efforts to increase the long-term value growth of the Corporation. Currently, there are approximately 195 participants in the Incentive Plan.

         In lieu of annual cash incentives under the Incentive Plan for the fiscal year ended February 28, 1995, the named executive officers, along with 15 other officers of the Corporation and its subsidiaries, were granted restricted stock awards, the vesting of which was principally tied to the operating performance of the Corporation's U.S. subsidiary during a period after the end of the fiscal year. The restricted stock awards replaced 100% of the cash incentives for the U.S. employees who received them, and they replaced 25% of the cash incentives for Messrs. Ellwood and Hough. For the last fiscal year, no annual incentive was paid to those individuals located in the U.S. and annual cash incentives paid to Messrs. Ellwood and Hough were based on the performance of their respective local operating companies. For further information on these restricted stock awards, see footnote (2) to the Summary Compensation Table below.
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         Aside from the last fiscal year, the Incentive Plan has historically provided that an annual incentive will be based on a ratio of Profit attained to Capital employed ("P/C"). In accordance with the terms of the Incentive Plan, target P/C ratios are set for each subsidiary and for the executive office. The mix of base salary to annual incentive is related to the executive's grade level. Executives at higher grade levels have a greater percentage of their total cash compensation dependent upon the accomplishment of the Corporation's overall business objectives, i.e., the higher the executive grade level, the greater the proportion of annual compensation that is at risk. At the end of each fiscal year, the President/CEO and the subsidiary presidents evaluate the performance of participants against the approved Incentive Plan targets. A multiplier, or "performance factor," is determined for each participant based on individual performance. The multiplier may increase or decrease the normal, or "target," incentive award for participants; however, the maximum multiplier is one and a half times (1.5x) the target incentive award. The target award is established by applying a fixed percentage to the midpoint of the participant's salary range. During the last fiscal year and pursuant to the recommendations of the survey described above, this percentage was reduced by amounts varying from 5% to 15% for the named executive officers and half of that reduction was applied to their base salaries on March 1, 1994.

         The Committee sets the performance factor for the CEO, and reviews and approves the CEO's recommendations for the performance factors of the other corporate and subsidiary officers.

         1992 LONG-TERM INCENTIVE PLAN

         The purpose of the 1992 Long-Term Incentive Plan (the "1992 Plan") is to reward key employees of the Corporation for the sustained creation of value for the Corporation's shareholders. The 1992 Plan provides a means whereby participants are given an opportunity to share financially in this value through options. For executive officers and certain other participants, a deferred cash incentive may also be granted.

         Participation in the 1992 Plan is limited to key employees of the Corporation who, in the opinion of the Committee, have the opportunity to materially influence the Corporation's long-range performance. To date, approximately 45 employees have been selected to participate. Options under this Plan have been granted on the first day of the Corporation's fiscal year in each of 1992, 1993, 1994 and 1995; an average of 242,214 options have been granted each year. Employees are recommended for participation by the President/CEO of the Corporation and designated as participants by the Committee. In determining who will participate in the 1992 Plan, the Committee takes into consideration an employee's salary grade, scope of responsibilities, and potential contributions to the success of the Corporation. A participant in the 1992 Plan during a particular year is not eligible in that year to receive stock option grants under the Corporation's other incentive stock option plans.

         The 1992 Plan provides the opportunity for each participant to receive an annual grant of options, and to have the vesting of granted options accelerated based on the total shareholder return (stock price appreciation including reinvested dividends) of the Corporation over a rolling three-year performance cycle relative to the total shareholder return of each member of a group of
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peer companies over the same period. The peer companies are selected by the
Committee. In the absence of accelerated vesting, each option vests on the tenth anniversary of the date of grant. Acceleration of a participant's right to exercise options granted under the 1992 Plan is dependent on the Corporation's percentile ranking as compared with each member of the peer group. Based on the Corporation's percentile ranking, all or part of each option grant may become available for exercise prior to its expiration date. The percentage of a grant which vests ranges from zero (if relative performance is below the 40th percentile) up to 100% (if relative performance is at the 80th percentile or above). The Committee believes that stock option grants under the 1992 Plan are an effective way for the Corporation to align the interests of the Corporation's executive officers and other key employees with its shareholders.

         COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         During this past year, the Committee implemented step two of a two step recommendation to move the CEO's base salary towards a more competitive position. This two step program was initiated in 1993. The Committee approved a 5.1% increase in the CEO's base salary, effective February 1994. The CEO's annual incentive target percentage was reduced by 7.5%, which amounted to a decrease of $33,610 in the target amount. That amount was moved into his base salary effective March 1, 1994. Other than that adjustment, no salary increase was paid to the CEO during the last fiscal year. These actions were based on an analysis and recommendation provided by an independent compensation consulting firm following the firm's review of competitive cash compensation (base salary, cash incentive, and long-term incentive) for the top paid executives in companies comprising the peer group used for comparison purposes under the 1992 Plan. It is the Committee's intent to establish the CEO's compensation at or near the median level of the compensation of those chief executive officers in the peer group.

         As noted above, no annual incentive was paid to the CEO for the past fiscal year.

         As an incentive for future performance and consistent with the long-term incentives awarded by peer companies, the Committee granted the CEO non-qualified stock options (with a related deferred cash incentive) to purchase 21,636 shares under the 1992 Plan. These grants provide an incentive for the CEO to continue to build shareholder value.

                                            The Compensation Committee
                                            Andrew V. Smith, Chair
                                            Richard E. Engebrecht
                                            Roger L. Kesseler
                                            Robert S. Rogers
                                            Nicolaas J. Westdijk